Exhibit 99.2

BROOKFIELD INFRASTRUCTURE PARTNERS EXCHANGE LP

FIRST AMENDMENT TO THE
AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

THIS AMENDMENT (the “Amendment”) to the Amended and Restated Limited Partnership Agreement dated as of October 15, 2018 (the “Agreement”) of Brookfield Infrastructure Partners Exchange LP (the “Partnership”) is made as of the 9th day of March, 2020 by the undersigned. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement and/or Schedule A thereto, as applicable.

WHEREAS, in connection with the acquisition by the BIP Group, together with its institutional partners, of all the outstanding shares of Enercare Inc. (“Enercare”), certain Canadian shareholders of Enercare had the option to receive Exchangeable LP Units of the Partnership;

AND WHEREAS, the Exchangeable LP Units are the economic equivalent of BIP Units and are, in effect, exchangeable into BIP Units on a one-to-one basis at any time at the option of the holder and redeemable for BIP Units at the option of the Partnership commencing seven years after their issuance or at an earlier time subject to other acceleration events;

AND WHEREAS, distributions on the Exchangeable LP Units are made at the same time and in the same amount as distributions on the BIP Units;

AND WHEREAS, from time to time the BIP Group may wish to establish other entities whose securities (collectively with the Exchangeable LP Units, “Exchangeable Securities”) are also structured with the intention of providing an economic return equivalent to BIP Units, including identical distributions;

AND WHEREAS, it is anticipated that any such Exchangeable Securities would also be exchangeable or redeemable for BIP Units;

AND WHEREAS, the General Partner desires to amend the Agreement to reflect the economic equivalence of the Exchangeable LP Units and other Exchangeable Securities that are the economic equivalent of BIP Units that may be issued from time to time;

AND WHEREAS, pursuant to Section 17.1 of the Agreement, subject to the rights of holders of Exchangeable LP Units contained in Schedule A of the Agreement, the General Partner may, without prior notice to or consent from any Limited Partner, amend any provision of the Agreement or add any provision, if such amendment or addition is, in the opinion of the General Partner, for the protection or benefit of Limited Partners or of the Partnership or to cure an ambiguity or to correct or supplement any provisions contained in the Agreement which may be defective or inconsistent with any other provision contained therein and if the cure, correction or supplemental provision does not and will not materially adversely affect the interest of any Limited Partner;

AND WHEREAS, the General Partner desires to amend the Agreement as set out herein;

NOW THEREFORE,

1.                                      Amendments to Article 1

Section 1.1 is hereby amended by adding the following definitions:

1.1(n).1 “Equivalent Security” means any Security (as such term is defined in the Master Services Agreement) that is determined by the BIP General Partner to be the economic equivalent of a BIP Unit;

1.1(bb).1 “Master Services Agreement” means the master services agreement among Brookfield, BIP and others dated as of March 13, 2015, as it may be amended or restated from time to time;

2.                                      Amendments to Article 6

Section 6.7(a) is hereby deleted in its entirety and replaced with the following:

6.7(a) Subject to Section 6.7(d), the Partnership may make a distribution of Partnership Interests (i) to all Partners pro rata to their Percentage Interests or (ii) to all Partners of a particular class of Units. In addition, the Partnership may effect a subdivision or combination of Partnership Interests. In the case of the Exchangeable LP Units, in addition to effecting a Subdivision of each issued and unissued Exchangeable LP Unit in lieu of declaring a distribution contemplated by Section 3.1(b) of Schedule A, the Partnership may also effect a Subdivision in lieu of declaring a distribution contemplated in Section 3.1(c) of Schedule A where the property consists of an Equivalent Security. In the event of such a Subdivision, Section 3.2 of Schedule A and related provisions of Schedule A will apply mutatis mutandis as if the Equivalent Security distributed by BIP were a BIP Unit.

Section 6.7(b) is hereby deleted in its entirety and replaced with the following:

6.7(b) Except as provided in the following sentence, whenever such a distribution, subdivision or combination of Partnership Interests or options, rights, warrants or appreciation rights relating to Partnership Interests is declared, the General Partner will select a record date as of which the distribution, subdivision or combination will be effective and will provide notice thereof at least 20 days prior to such record date to each holder of record as of a date not less than 10 days prior to the date of such notice. Whenever the Partnership is effecting a Subdivision in lieu of declaring a distribution contemplated in Section 3.1 of Schedule A, the General Partner will select a record date as of which the Subdivision will be effective and will provide notice thereof prior to such record date to each holder of record as of a date prior to the date of such notice. The General Partner also may cause independent public accountants of international standing selected by it to calculate the number of Partnership Interests to be held by each holder of record after giving effect to such distribution, subdivision or combination. The General Partner will be entitled to rely on any certificate provided by such firm as conclusive evidence of the accuracy of such calculation.

3.                                      Amendments to Article 18

Section 18.1 is hereby deleted in its entirety and replaced with the following:

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18.1 Notice

Except as otherwise provided in this Agreement, any notice or other communication required or permitted to be given hereunder will be in writing and will be given by prepaid first-class mail, by facsimile or other means of electronic communication or by hand-delivery as hereinafter provided. Any such notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, will be deemed to have been received on the fourth Business Day after the post-marked date thereof, or if sent by facsimile or other means of electronic communication, will be deemed to have been received on the Business Day following the sending, or if delivered by hand will be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address will also be governed by this section. In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications will be delivered by hand or sent by facsimile or other means of electronic communication and will be deemed to have been received in accordance with this section. Notices and other communications will be addressed as follows: if to the General Partner to the Partnership’s principal place of business and if to a Limited Partner, to the last address of such Limited Partner as was provided to the General Partner. Any notice to be given or made to a Limited Partner hereunder shall be deemed conclusively to have been given or made, and the obligation to give any notice shall, unless otherwise required by applicable laws and regulations, be deemed conclusively to have been fully satisfied, upon issuing a press release complying with applicable laws and regulations, if deemed by the General Partner in its sole discretion to be a reasonable or appropriate means of providing such notice.

4.                                      Effective Date

This Amendment shall be effective upon the date first written above.

5.                                      Governing Law

This Amendment shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

6.                                      General

(a)                                 Except as modified herein, all terms and conditions of the Agreement shall remain in full force and effect.

(b)                                 This Amendment may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which shall be construed together as one agreement.

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IN WITNESS WHEREOF, the General Partner has executed this Amendment as of the date first above written.

BROOKFIELD INFRASTRUCTURE PARTNERS EXCHANGE GP INC., as General Partner

By:	/s/ David Krant
	Name:	David Krant
	Title:	Senior Vice President